FORM 4
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                OMB APPROVAL
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                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_| Check this box if no longer
    subject to Section 16.  Form 4
    or Form 5 obligations may
    continue.  See Instruction 1(b).

                         Filed  pursuant  to  Section  16(a)  of the  Securities
                    Exchange Act of 1934,  Section  17(a) of the Public  Utility
                    Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of
    Reporting Person             2.  Issuer Name and Ticker or Trading Symbol

                                              ASV, Inc. (ASVI)

  Dahl     James       H.
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  (Last)   (First)  (Middle)    3.  IRS or Social Security   4.  Statement for
                                    Number of Reporting          Month/Year
                                    Person (Voluntary)
                                                                  August 1998
  1200 Riverplace Blvd., Suite 920
           (Street)                                5.  If Amendment,
                                                       Date of Original
                                                       (Month/Year)

  Jacksonville   FL        32207

    (City)   (State)       (Zip)

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6.  Relationship of                  7.  Individual or Joint/Group Filing (Check
    Reporting Person                           Applicable Line)
    to Issuer
       (Check all applicable)
                                           X  Form filed by One Reporting Person
  X    Direct         X    10% Owner      ___ Form filed by More than One
____ Officer (give  _____ Other (specify       Reporting Person
             title              below)
             below)

    ____________________________________

                             Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1.  Title of      2.  Trans-   3.  Trans-      4.  Securities Acquired (A)    5.  Amount of      6.  Ownership       7.  Nature of
    Security          action       action          or Disposed of (D)             Securities         Form:               Indirect
    (Instr. 3)        Date         Code            (Instr. 3, 4 and 5)            Beneficially       Direct (D)          Beneficial
                      (Month/      (Instr. 8)                                     Owned at End       or Indirect         Ownership
                      Day/                                                        of Month           (I)                 (Instr. 4)
    See Note 1        Year)                                                       (Instr. 3 and      (Instr. 4)
                                                                                  4)
                               ---------------------------------------------
                                                          (A) or
                                  Code     V     Amount   (D)         Price
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
                                                                                                                     By Trust
Common Stock                                                                        77,550             I             FBO Son
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                                                                                                                     By Trust
Common Stock                                                                        78,150             I             FBO Daughter
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                                                                                                                     By Rock Creek
Common Stock                                                                       444,900             I             Partners, Ltd.
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                                                                                                                     By Spouse's
Common Stock                       J              4,500       D      Note 2                            I             IRA
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                                                                     TOTAL         600,600
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
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).
                                                                          (Over)
                                                                 SEC 1474 (7/96)


    FORM 4 (continued)               Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible securities)
---------------------------------------------------------------------------------------------------------------------
1.  Title of Derivative     2.  Conver-    3.  Trans-     4.  Trans-       5.  Number of       6.  Date
    Security                    sion or        action         action           Derivative          Exercisable and
    (Instr. 3)                  Exercise       Date           Code             Securities          Expiration Date
                                Price of       (Month/        (Instr. 8)       Acquired (A)        (Month/Day/
                                Derivative     Day/                            or Disposed of      Year)
                                Security       Year)                           (D)
                                                                               (Instr. 3, 4
                                                                               and 5)

                                                                                              -----------------------

                                                                                               Date       Expira-
                                                                                               Exer-      tion Date
                                                                                               cisable
                                                         --------------------------------------

                                                            Code       V      (A)       (D)
---------------------------------------------------------------------------------------------------------------------
Common Stock Options            $12.11                                                         12/21/97

---------------------------------------------------------------------------------------------------------------------
Common Stock Options            $12.11                                                         12/21/98

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Common Stock Options            $12.11                                                         12/21/99

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Common Stock Options            $12.11                                                         12/21/00

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Warrants                        $3.90                                                           5/3/96     8/17/99

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Warrants                        $3.90                                                           6/20/96    8/17/99

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Convertible Subordinated        $16.50                                                          10/8/96    10/15/06
Debenture
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Common Stock Options            $18.33                                                         12/12/98    12/12/02

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Common Stock Options            $18.33                                                         12/12/99    12/12/02

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Common Stock Options            $18.33                                                         12/12/00    12/12/02

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Common Stock Options            $18.33                                                         12/12/01    12/12/02

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
    FORM 4 (continued)

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7.  Title and Amount    8.  Price     9.  Number     10.  Ownership   11.  Nature
    of Underlying           of Deriv-     of              Form of          of In-direct
    Securities              ative         Derivative      Derivative       Bene-ficial
    (Instr. 3 and 4)        Security      Securities      Security;        Owner-
                            (Instr. 5)    Beneficial      Direct (D)       ship
                                          -ly Owned       or Indirect      (Instr. 4)
                                          at End of       (I)
                                          Month           (Instr. 4)
                                          (Instr. 4)
-----------------------

  Title   Amount or
          Number of
          Shares
--------------------------------------------------------------------------------------
Common         2,812                        1               D
Stock
--------------------------------------------------------------------------------------
Common         2,812                        1               D
Stock
--------------------------------------------------------------------------------------
Common         2,812                        1               D
Stock
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Common         2,812                        1               D
Stock
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Common       180,000                     180,000            I         By Rock Creek
Stock                                                                 Partners, Ltd.
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Common        22,500                      22,500            D
Stock
--------------------------------------------------------------------------------------

Common       136,363                        1               I         By Rock Creek
Stock                                                                 Partners, Ltd.
--------------------------------------------------------------------------------------
Common         3,758                        1               D
Stock
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Common         3,758                        1               D
Stock
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Common         3,758                        1               D
Stock
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Common         3,758                        1               D
Stock
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

     Explanation of Responses

     Note 1: All share and price information has been adjusted to give effect to a 3-for-2 stock split effective May 15, 1998.
     Note 2: Shares owned by an IRA account for Mrs. Georgia Dahl are no longer attributed to Mr. Dahl as Mr. Dahl and Georgia Dahl no longer reside in the same household.

**Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                               August 31, 1998
                          ** Signature of Reporting Person           Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                          Page 2
                                                                 SEC 1474 (7/96)